FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 27th of December, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

____ 1 ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	December 27th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

____ 2 ____

Pursuant to a decision by the Board of Directors of M-Systems Flash Disk Pioneers Ltd. (the "Company"), on December 23, 2004, the Company filed a motion with the District Court of Tel-Aviv - Jaffa (Company Motion 2389/04) in which the Company requested the Court`s approval to repurchase shares of the Company that are traded on the NASDAQ stock exchange for an aggregate sum that will not exceed $30,000,000. The Company has not made a final decision as to whether it will, in fact, repurchase any shares if such approval is granted.

____ 3 ____